Prospectus Supplement dated May 2, 2011	Rule 424(b)(3)
To Prospectus dated November 3, 2009	File No. 333-162833

VERIZON COMMUNICATIONS INC.

VERIZON COMMUNICATIONS DIRECT INVEST
A Direct Stock Purchase and Share Ownership Plan for
Common Stock of Verizon Communications Inc.

This Prospectus Supplement dated May 2, 2011 supplements and amends the Prospectus dated November 3, 2009, as follows and should be read in connection with the Prospectus:

Effective July 1, 2011, Verizon Communications Inc. is making the following changes to the Verizon Communications Direct Invest plan:

The Participant Fees section of the Prospectus is hereby amended to delete the section in its entirety and replace it with:

Participant Fees

Investment Fees
Dividend Reinvestment	5% of Amount Invested
($1.00 Min./$3.00 Max.)
Batch Order Sale Fee	$15.00 per sale
Market Order Sale Fee	$25.00 per sale
Per Share Fee
On Sales	$0.12 per share
On Purchases	$0.03 per share
Other fees may apply – see below

Dividend Reinvestment – The fee for reinvesting each quarterly dividend is 5% of the amount invested, with a minimum fee of $1.00 and a maximum fee of $3.00. (In other words, if your quarterly dividend is $20 or less, the Plan Administrator’s fee will be $1.00. If your quarterly dividend is $40, the Plan Administrator’s fee will be $2.00. If your quarterly dividend is $60 or more, the Plan Administrator’s fee is capped at $3.00).

Sale Fees – The fee for each market order sale is $25.00 per transaction, plus an additional per share sale fee described below. The fee for each batch order sale is $15.00 per transaction, plus an additional per share sale fee described below.

Per Share Fees - A sale fee of $0.12 per share will be deducted from the sales proceeds. A purchase fee of $0.03 per share will be deducted from the purchase amount, except when new shares or treasury shares are purchased from Verizon Communications.  However, per share fees include the cost of any brokerage commission that may be incurred by the Plan Administrator.

Other Fees – The Plan Administrator may charge a fee for each of the following: returned payments, check copy, retrieval of certain archived data, prior year tax forms, overnight delivery, certain market price information, and confirmation of account balance for party other than holder.

The Sales section of the Prospectus is hereby amended as follows:

• Market Order: The last sentence is deleted and replaced with: The cash proceeds that you will receive will be equal to the number of shares sold multiplied by the sales price, minus a $25.00 market order sale fee per transaction and an additional $0.12 fee per share sold.

• Batch Order: The last sentence is deleted and replaced with: The cash proceeds that you will receive will be equal to the number of shares sold multiplied by the sales price, minus a $15.00 batch order sale fee per transaction and an additional $0.12 fee per share sold.